GIORDANO

02 MAR 19 AM 8:21

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Hong Kong.
2746 5168
2785 0343 / 2370 8864
.giordano.com.hk

02015949

BY COURIER

March 15, 2002

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

SUPPL

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re: Giordano International Limited (the "Company") – Sec File No. 82-3780

We enclose the Company's announcement regarding the final results for the year ended December 31, 2001 which was published today for your attention.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

Encl.

LA/mc/fc

dlw 3/19

GIORDANO

www.giordano.com.hk

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2001, together with the comparative figures for the previous year, as follows:

(In HK$ millions except earnings per share)	*Notes*	2001	2000
Turnover	2	**$3,479**	$3,431
Cost of sales		**(1,935)**	(1,915)
Gross profit		**1,544**	1,516
Other revenue		**127**	141
Distribution expense		**(928)**	(838)
Administrative expense		**(137)**	(122)
Other operating expense		**(234)**	(272)
Operating profit	2,3	**372**	425
Finance expense		**(4)**	(3)
Share of profits of associated companies		**99**	80
Profit before taxation		**467**	502
Taxation	4	**(79)**	(71)
Profit after taxation		**388**	431
Minority interests		**(11)**	(15)
Profit attributable to shareholders		**$ 377**	$ 416
Dividends	5	**$ 202**	$ 218
Earnings per share	6		
Basic		**26.3 HK cents**	29.3 HK cents
Diluted		**26.0 HK cents**	28.8 HK cents

Notes:

1. Principal accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after January 1, 2001:

SSAP 9 (revised) · Events after the balance sheet date

4. Taxation

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 16.0 percent (2000: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year. Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	2001	2000
Company and subsidiaries		
Hong Kong profits tax	$ 16	$ 13
Overseas taxation	33	42
Associated companies		
Overseas taxation	30	16
	$ 79	$ 71

5. Dividends

(In HK$ millions)	2001	2000
Interim dividend – 4.50 HK cents (2000: 4.25 HK cents) per share	$ 65	$ 61
Final dividend – proposed after the balance sheet date of 4.50 HK cents (2000: 6.00 HK cents) per share	65	86
Special dividend – proposed after the balance sheet date of 5.00 HK cents (2000: 5.00 HK cents) per share	72	71
	$202	$218

6. Earnings per share

The calculation of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$377,000,000 (2000: HK$416,000,000).

The basic earnings per share is based on the weighted average of 1,434,774,732 shares (2000: 1,420,782,665 shares) in issue during the year.

The diluted earnings per share is based on 1,434,774,732 shares (2000: 1,420,782,655 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 17,928,933 shares (2000: 23,509,649 shares) deemed to be issued at no consideration if all outstanding share options granted under the employee share option scheme of the Company had been exercised.

7. Retained profits

(In HK$ millions)	
At January 1, 2000, as previously reported	$384
Effect of adopting SSAP 9 (revised)	198
At January 1, 2000, as restated	582
Profit for the year	416
Repurchase of shares	(1)
1999 final and special dividends paid	(198)
2000 interim dividend	(61)
Transfer to other reserves	(77)
At December 31, 2000	$661

Gross Profit

Gross profit totalled HK$1,544 million (2000: HK$1,516 million), an increase of 1.8 percent over the prior year. Gross margin was 44.4 percent, a slight increase from the 44.2 percent achieved in 2000.

Faced with weak consumer sentiment during the year, Management opted for product innovation as a means to protect profit margin. As part of the strategy, the Group offered differentiated products, with emphasis on functional features and usage of fabrics. The *Giordano* brand has embarked on a higher value-added direction while the *Bluestar Exchange* brand has been targeting the more budget-minded consumers.

Distribution, Administrative and Other Operating Expenses

Distribution expense was HK$928 million (2000: HK$838 million), an increase of 10.7 percent over the prior year. Administrative expense amounted to HK$137 million, representing a 12.3 percent increase from the prior year's HK$122 million. New outlet openings and new markets' start-up costs contributed to this increase. During the year, total expenses related to new distribution outlets in Mainland China, Taiwan (*Bluestar Exchange*), Australia and Indonesia were approximately HK$59 million and development costs in the two new markets of Germany and Japan amounted to HK$25 million.

Other operating expense was HK$234 million (2000: HK$272 million), a decrease of 14.0 percent over fiscal year 2000. This decrease was largely due to a reduction in advertising expense. Management considered the prevailing consumer mood in 2001 made it inappropriate for any large-scale regional advertising campaign. Instead, Management relied on local promotion to highlight market-specific product lines.

Operating Profit and Earnings before Interest, Taxation, Depreciation, and Amortization Expense (EBITDA)

Operating profit was HK$372 million, compared with HK$425 million a year earlier. The Retail and Distribution Division's operating profit amounted to HK$297 million (2000: HK$315 million), representing 79.8 percent (2000: 74.1 percent) of the Group's operating profit.

The decline in operating profit was largely due to the weak performance of the Taiwan market and the development costs incurred in the new markets of Germany and Japan. However, Management is confident that operating efficiency will improve in 2002 due to the following reasons:

(1) Strategic changes implemented in Taiwan should achieve higher projected results;
(2) Germany and Japan will gain efficiency; and
(3) Cost reduction in both rental and input costs will further materialize.

EBITDA for the year amounted to HK$582 million, slightly lower than the

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases (effective for periods commencing on or after July 1, 2000)
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

2. **Turnover and segmental information**

An analysis of the Group's turnover and operating profit by business segments is as follows:

(In HK$ millions)	Retail and Distribution 2001	Manufacturing 2001	Other Operation 2001	Eliminations 2001	Group 2001
Turnover					
External sales	$3,262	$217	$ –	$ –	
Inter-segment sales	–	510	–	(510)	
	$3,262	$727	$ –	$(510)	$3,479
Operating profit	$ 297	$ 57	$12	$ 6	$ 372

(In HK$ millions)	Retail and Distribution 2000	Manufacturing 2000	Other Operation 2000	Eliminations 2000	Group 2000
Turnover					
External sales	$3,225	$206	$ –	$ –	
Inter-segment sales	–	521	–	(521)	
	$3,225	$727	$ –	$(521)	$3,431
Operating profit	$ 315	$ 95	$22	$ (7)	$ 425

The geographical segments of the Group's turnover is as follows:

(In HK$ millions)	2001	2000
Mainland China	$ 808	$ 742
Hong Kong	775	816
Taiwan	746	871
Singapore	330	350
Korea	243	230
Japan	194	121
Other territories	383	301
	$3,479	$3,431

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

3. **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	2001	2000
Depreciation of owned fixed assets	$108	$88
Depreciation of fixed assets held under finance leases	3	3

At December 31, 2000	$661
At January 1, 2001, as previously reported	$504
Effect of adopting SSAP 9 (revised)	157
At January 1, 2001, as restated	661
Profit for the year	377
2000 final and special dividends paid	(157)
2001 interim dividend	(65)
Transfer to other reserves	(37)
At December 31, 2001	$779

In accordance with the revised SSAP 9, the Group no longer recognizes dividends proposed or declared after the balance sheet date as liabilities at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

This change has resulted in an increase in opening retained profits of the Group at January 1, 2001 by HK$157,000,000 (at January 1, 2000 by HK$198,000,000) which is the reversal of the provision of 2000 (1999) proposed final and special dividends previously recorded as liabilities as at December 31, 2000 (December 31, 1999) although not declared until after the balance sheet date.

DIVIDENDS

The board of directors has resolved to recommend to shareholders the payment of a final dividend of 4.50 HK cents (2000: 6.00 HK cents) per share and a special dividend of 5.00 HK cents (2000: 5.00 HK cents) per share which, together with the interim dividend of 4.50 HK cents (2000: 4.25 HK cents) per share paid on September 12, 2001, make a total dividend of 14.00 HK cents (2000: 15.25 HK cents) per share for the year ended December 31, 2001. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final and special dividends will be sent by post on or about May 16, 2002 to shareholders whose names appear on the register of members of the Company as at the close of business on April 25, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Turnover

Total turnover for the fiscal year ended December 31, 2001 was HK$3,479 million, virtually unchanged from the HK$3,431 million registered in 2000. This figure included an unfavorable foreign exchange impact of approximately HK$77 million.

Representing 93.8 percent of the Group's total turnover, sales of the Retail and Distribution Division amounted to HK$3,262 million (2000: HK$3,225 million). The Manufacturing Division's turnover, after elimination of inter-segment sales, amounted to HK$217 million (2000: HK$206 million), a 5.3 percent increase over the prior year. Turnover of the Manufacturing Division, before elimination of inter-segment sales, was HK$727 million, the same as fiscal year 2000.

EBITDA for the year amounted to HK$582 million, slightly lower than the HK$596 million reported for 2000. Correspondingly, EBITDA margin was 16.7 percent, 0.7 percentage points lower than the 17.4 percent reported in the prior year.

Profit Attributable to Shareholders

Profit attributable to shareholders was HK$377 million for fiscal year 2001 (2000: HK$416 million), represented a 9.4 percent decrease over the previous year. The decrease in Group operating profit accounted for this decline. The Group's major joint ventures continued to perform well during the year. Share of profits after taxation from associated companies increased 7.8 percent year-on-year to HK$69 million (2000: HK$64 million).

The Group's effective tax rate also increased from 14.1 percent in 2000 to 16.9 percent in 2001, primarily due to a higher tax bracket for the Korean joint venture.

Cash Flow

Cash flow from operation increased from HK$377 million in fiscal year 2000 to HK$446 million in 2001. The improvement resulted from a decrease in inventory of HK$20 million, in contrast to a HK$65 million increase in inventory in 2000.

Net cash outflow from return on investments and servicing of finance decreased to HK$200 million from the prior year (2000: HK$205 million). Dividend payout of HK$222 million (2000: HK$236 million) was lower, primarily due to a slight decrease in dividend payout in year 2001.

Net cash outflow from investing activities amounted to HK$274 million in fiscal year 2001 (2000: HK$103 million). During the year, the Group paid HK$207 million to secure a 37-year leasehold interest in a flagship store in Hong Kong and prepaid RMB100 million (approximately HK$95 million) for a 20-year lease in Shanghai. Both locations had already been tenanted by the Group prior to the arrangements. Management evaluated these decisions on operational merits and entered into the arrangements to ensure continuing occupation of these strategic retail locations. For similar reasons, the Group had purchased other prime retail locations in Mainland China and Taiwan in earlier years. Cash generated from investing activities included HK$152 million (2000: HK$25 million) from maturing of long-term deposits.

In 2001, net cash inflow from financing activities amounted to HK$50 million, against a net cash outflow of HK$46 million in 2000. Issuance of new shares under the Company's Employee Share Option Scheme provided cash of HK$8 million (2000: HK$87 million). The Group also obtained short-term local currency bank financing equivalent to HK$47 million at fixed interest rate, to fund part of the payment for the long-term lease in Mainland China. Management intends to pay-off the loan in full from internal cash flow in 2002. During the year, the Company did not repurchase any shares (2000: HK$138 million).

Liquidity and Capital Resources

As at December 31, 2001, the Group had cash and bank deposit of HK$579 million (2000: HK$749 million). The Group's target level of cash and bank deposit is the equivalent of one year's cash flow from operation.

The Group's working capital declined to HK$798 million (2000: HK$1,014 million). Current ratio was maintained at a healthy level of 2.3 times. Turnover to working capital was 4.4 times in fiscal year 2001, compared with 3.4 times in 2000.

At year-end 2001, the Group's inventory was HK$283 million (2000: HK$303 million). This improvement was mainly due to the reduction of raw materials and work in progress at the Manufacturing Division. As Chinese New Year fell in February 2002 (2000: January 2001), the Division did not need to boost up production at the end of 2001 to prepare for the peak seasonal sales. Inventory turnover on sales was reduced from 32 days in the prior year to 30 days in fiscal year 2001. The Group's target inventory turnover range is between 28 to 32 days.

As at December 31, 2001, the Group's long-term finance lease amounted to HK$10 million (2000: HK$14 million). This outstanding liability is denominated in Reminbi at an interest rate of 12.0 percent per annum until 2005. Total liabilities amounted to HK$625 million (2000: HK$511 million), representing a gearing ratio of 0.4 (2000: 0.3) based on shareholders' equity of HK$1,695 million (2000: HK$1,558 million).

As part of the Group's risk management policy, it has entered into limited foreign currency contracts to minimize exchange risks arising from overseas markets' inventory procurement. In addition, the Group pursued a higher proportion of local sourcing, where appropriate, to effectively mitigate local currency risks.

Purchase of fixed assets totalled HK$332 million in fiscal year 2001. Apart from the HK$207 million spent on securing the long-term leases discussed above, regular capital expenditure accounted for the remaining HK$125 million, which represented 28.0 percent (2000: 36.1 percent) of net cash inflow from operating activities in 2001.

The Group had financing facilities totalling HK$748 million at year-end 2001, of which HK$85 million under revolving loan facility had been drawn and was outstanding. The Group also had contingent liabilities of HK$60 million (2000: HK$58 million), which had all been incurred in the normal course of business.

Human Resources

On December 31, 2001, the Group had approximately 8,200 employees. The Senior Management team consisted of 17 people and over half of them had been with the Group for over eight years. In the past two years, the Group had recruited a number of senior managers who are experts in various fields and of various nationalities. The Group is continuing its quest for multi-racial talents to enhance the breadth and depth of Management.

In order to attract and retain a high caliber of capable and motivated workforce, the Company offers share options to most senior managers, competitive remuneration package for all levels of staff and goal-oriented bonuses for all operation staff of the Group.

Highlights of the Retail and Distribution Division

Hong Kong

Turnover was HK$760 million (2000: HK$788 million), down 3.6 percent over the previous year, but gross margin improved 3.5 percentage points.

Turnover from *Giordano Unisex* contracted 7.7 percent, while *Giordano Ladies* rose 11.3 percent from the prior year. *Giordano Ladies* has gained the reputation as a quality women's wear name, for its service and workmanship. Turnover from *Bluestar Exchange* grew 4.5 percent while gross margin increased 7.7 percentage points. Improved product mix and lower input costs were behind the better-than-expected results.

Through enhanced product value, the *Giordano* brand has successfully moved up to a higher market segment. Management will continue to strengthen its brand positioning through better visual merchandising and shop portfolio.

Taiwan

Turnover in Taiwan contracted 14.4 percent to HK$746 million (2000: HK$871 million), partly attributable to the fact that the New Taiwan Dollar devalued 5.7 percent against the Hong Kong Dollar in 2001.

In the second quarter, gross margin fell as Management undertook measures to reduce excess inventory from previous seasons. Management began to reposition the *Giordano* brand in the third quarter, partly through market segmentation strategy. Overall sales in the northern and southern districts began to improve in the latter part of the year. Two destructive typhoons, however, reversed the improvement trend in September. Latest figures indicate that sales decline is stabilizing.

During the year, comparable store sales of all brands, except *Giordano Ladies*, deteriorated over the prior year. This was partly attributable to the time required in adjusting the product mix to suit the changing needs of customers in different districts.

Management anticipated Taiwan's macro environment to remain tough in 2002. The Group will strive to excel on product differentiation, cost-effective merchandising and micro marketing. With better procurement and inventory management, clearance sales that took place in 2001 will not have to be repeated in 2002.

Singapore

Turnover slipped 5.4 percent year-on-year to HK$330 million (2000: HK$349 million). The Singapore dollar devalued 6.2 percent, which largely explained the decline in sales.

The Singapore economy deteriorated rapidly in the second half of the year. Coupled with intensified competition, many retailers opted for heavy discounting. Management pursued a value-added product strategy instead and successfully fended off competition with differentiated products. The strategy has paid off, as demonstrated by the 1.1 percentage points improvement in gross margin from the prior year. Management will continue to pursue this strategy for 2002.

New Markets

Japan

The Group opened its first shop in Japan at the Universal Studio Japan (Osaka) in March 2001. At the end of the year, there were two shops

(1) contracted gross margin due to intensified competition.

(2) decrease in commission income due to elimination of intermediary role.

On the positive side, the Manufacturing Division has made further inroads into the Japanese market by working directly with the local retailer. Sales to Japan increased 50.5 percent during the year, which helped to lift volume sales for the Division.

In fiscal year 2001, the Manufacturing Division supplied approximately 24 percent (2000: 25 percent) of the Retail and Distribution Division's sourcing requirement.

Management expects competition in the manufacturing industry will be fierce after Mainland China's accession to the World Trade Organization. The availability of unlimited number of manufacturers in Mainland China will exert downward price pressure. It is therefore essential to keep overhead low and maintain a versatile structure. Rather than competing on manufacturing capacity, Management's focus is on (1) offering a comprehensive range of services to customers; (2) leveraging our expertise in production run and quality assurance by supervising other low cost manufacturing bases in the eastern provinces; and (3) extending our fabric sourcing capability in Mainland China. With the above efforts, Management is confident that the Group is well positioned to meet the challenge ahead.

Outlook

Amid an uncertain global economic outlook, rising unemployment and intensifying competition, Management anticipates the retail business environment to be very challenging in 2002. The Group will strive to sustain its dominant market position by offering differentiated and functionally value-added products. In addition, Management will reiterate its commitment to product and service quality, as a means to protect the Group's gross margin. A two-pronged approach employing a multi-brand and multi-region development strategy will continue into the year. In particular, the Group will carefully manage its brands for distinct market segmentation and is excited about the following opportunities:

(1) Existing market re-vitalization

In the medium term, Mainland China, Hong Kong and Taiwan will continue to be the Group's major turnover and profit contributors. In these relatively established markets, we will continue to revitalize the *Giordano* brand and refine our multi-branding strategy. In Mainland China, Management will modify the shop portfolio of the self-managed stores, by transforming some into larger store formats and committing to longer term leases. In Hong Kong, the focus will be on securing leading market position, mainly through value-added products. In Taiwan, the emphasis will be on market segmentation and the expansion of *Bluestar Exchange*.

(2) Margin enhancement

In a deflationary environment and with the maturing of manufacturing bases in eastern Mainland China, Management expects input cost will fall. Lower rental and staff expenses will help to enhance the operating margin. In addition, the increased usage of web-based technology will bring about efficiency gains, especially in the area of inventory management. Country managers are expected to utilize the other markets' information more readily to improve their respective product

...itive remuneration package for all levels of staff and goal-oriented ...es for all operation staff of the Group.

...ights of the Retail and Distribution Division

...etail and Distribution Division registered a turnover growth of ...rcent, to HK$3,262 million, after accounting for an unfavorable ...i exchange impact of HK$77 million. Worsening economic conditions ...d with an unseasonably warm fall/winter had contributed to the ...ointing performance in many of the Group's markets in the second ...he Group began to recover some of the lost grounds in November ...cember, largely due to successful product launches. For the full year total comparable store sales declined 4.3 percent, while comparable ...ross profit fell 2.8 percent over last year.

...l, retail turnover from *Giordano Unisex* decreased 2.3 percent, ... owing to a decline in sales in Taiwan. Gross margin increased ... by 0.6 percentage point over last year.

...turnover from *Giordano Ladies* improved 22.1 percent, due to better ...mance in Taiwan and Hong Kong and new store openings in ...nd China. Gross margin was 1.3 percentage points lower than the ...ear.

... the year, retail turnover from *Giordano Junior* decreased 1.5 percent. ...nargin improved 0.7 percentage points.

...turnover from *Bluestar Exchange* increased 31.2 percent and gross ... rose 6.4 percentage points in fiscal year 2001. These improvements ...d consumer acceptance of this new brand in both Hong Kong and ... However, the joint venture in Germany is not expected to make ...terial contribution in the next two years.

...nd China

...er rose 13.5 percent to HK$808 million (2000: HK$712 million). ... growth was partly attributed to the rainy weather and ongoing ...ction work in some major cities.

...niddle of the year, the Group launched *Giordano Ladies* in Shanghai ...ijing. As at December 31, 2001, there were eight *Giordano Ladies* ...n Mainland China. In line with the Group's target, there was a net ...i of 104 stores to the network. With over 400 stores operating at the ...he year, there is sufficient critical mass to implement strategies to ... operating margin in this market. To sustain and enhance its market ...i in Mainland China, the Group has been working more actively ... authorized dealers to improve store productivity since the latter ...he year.

...aration for a more competitive market after Mainland China's ...on to the World Trade Organization, the Group will galvanize its ...twork to serve the market better. Management will also continue to ... the *Giordano Ladies* and *Giordano Junior* lines to serve the niche ... In the near term, Mainland China will remain one of the Group's ...wth drivers, with the *Giordano Unisex* line providing the majority ...rowth.

Japan

The Group opened its first shop in Japan at the Universal Studio Japan (Osaka) in March 2001. At the end of the year, there were two shops operating in Osaka and two in Tokyo. Shop sizes range from 2,000 to 6,000 square feet. Despite slower-than-expected turnover, Management is pleased with the level of brand awareness gained, as well as customer's affirmation of the product's quality. Start-up losses incurred to date are within budget. Management will spend the next few seasons to refine the product assortment and improve logistics efficiencies. The Group is ready for a rapid rollout, as soon as sufficient insight of customer preference is gained.

Germany

The Group made its debut in Germany through a joint venture in March 2001. By the end of the fiscal year, there were 23 *Bluestar Exchange* outlets operating within a hypermarket chain in a shop-in-shop format. Average retail footage ranges from 600 to 1,600 square feet. Losses for the first year of operation were contained within budget. The Group is planning to expand the network to approximately 50 outlets by the end of year 2002. Germany is an important gateway for the Group to enter into the European Union consumer market. Through this venture, the Group also wishes to tap into the increasingly important East European apparel-manufacturing base.

Joint Ventures

Korea

Turnover improved 24.3 percent over the year before. Competition fiercely intensified during the year, causing downward pressure on prices. Similar to most of our markets, the Group resorted to a higher value-added strategy by offering the Korean consumers with differentiated and quality products. In order to enhance the brand image, existing shops will shift to bigger shop formats wherever appropriate.

In 2002, the Group plans to add about 20 *Giordano Unisex* and 10 *Giordano Junior* outlets.

Middle East

Middle East ended the year with a 23.3 percent turnover growth. After about seven years of operation in the region, the Group has successfully penetrated into the mainstream consumer group, with the majority of the sales now derived from local residents. The Group is increasingly optimistic in its longer term strategy of using the UAE as regional headquarters to expand further into other neighboring markets.

Highlights of the Manufacturing Division

The Manufacturing Division's turnover before elimination of inter-segment sales was HK$727 million, same as fiscal year 2000. Operating profit amounted to HK$57 million (2000: HK$95 million). The drop in the contribution of the manufacturing operations was attributable to the following factors:

margin. In addition, the increased usage of web-based technology will bring about efficiency gains, especially in the area of inventory management. Country managers are expected to utilize the other markets' information more readily to improve their respective product performance.

(3) New market penetration

During the year, the Group expanded into two important new markets, namely Japan and Germany. In the next few years, the Group will continue its brand building and product testing in these two markets. Management is also looking into the development of wholesale business opportunities in Europe.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on April 25, 2002. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or about March 18, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from April 22, 2002 to April 25, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends to be approved at the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on April 19, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Annual Report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange in due course.

By Order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 14, 2002

This announcement can also be accessed through the internet at the Company's website www.giordano.com.hk.